NO ACT

PE
1-9-12

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE

12025203

Received SEC

MAR 07 2012

Washington, DC 20549

March 7, 2012

R. Scott McMillen
The Charles Schwab Corporation
Scott.McMillen@Schwab.com

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 3-7-12

Re: The Charles Schwab Corporation
Incoming letter dated January 9, 2012

Dear Mr. McMillen:

This is in response to your letters dated January 9, 2012 and January 27, 2012 concerning the shareholder proposal submitted to Charles Schwab by Norges Bank. We also have received letters on the proponent's behalf dated January 20, 2012 and February 2, 2012. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Ted Yu
Senior Special Counsel

Enclosure

cc: Michael J. Barry
Grant & Eisenhofer P.A.
mbarry@gelaw.com

March 7, 2012

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: The Charles Schwab Corporation
Incoming letter dated January 9, 2012

The proposal seeks to amend Charles Schwab's bylaws to require Charles Schwab to include in its proxy materials the name, along with certain disclosures and statements, of any person nominated for election to the board by a shareholder or group of shareholders who beneficially owned 1% or more of Charles Schwab's outstanding common stock.

We are unable to concur in your view that Charles Schwab may exclude the reference to the proponent's website in the proposal under rule 14a-8(i)(3), which permits the exclusion of a proposal or a portion of the proposal if it is materially false or misleading. In this regard, we note that the proponent has provided Charles Schwab with the information that would be included on the website, Charles Schwab has not asserted that the content to be included on the website is false or misleading, and the proponent has represented that it intends to include this information on the referenced website upon the filing by Charles Schwab of its 2012 proxy materials. As a result, we are unable to conclude that you have demonstrated that the portion of the proposal you reference for exclusion is materially false or misleading. Accordingly, we do not believe that Charles Schwab may omit this portion of the proposal from its proxy materials in reliance on rule 14a-8(i)(3).

We note that your letter dated January 27, 2012 asserts that the information to be posted on the website constitutes a revision of the proposal. We do not believe that the disclosure of information that the proponent intends to post on the website constitutes a revision of the proposal.

Sincerely,

Hagen Ganem
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

G&E

Grant & Eisenhofer P.A.

485 Lexington Avenue
New York, NY 10017
Tel: 646-722-8500 • Fax: 646-722-8501

123 Justison Street
Wilmington, DE 19801
Tel: 302-622-7000 • Fax: 302-622-7100
www.gelaw.com

1920 L Street, N.W., Suite 400
Washington, DC 20036
Tel: 202-386-9500 • Fax: 202-386-9505

Michael J. Barry
Director
Tel: 302-622-7065
mbarry@gelaw.com

February 2, 2012

VIA ELECTRONIC AND OVERNIGHT MAIL

Office of the Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Norges Bank Proxy Access Proposal Pursuant to Rule 14a-8

Ladies and Gentlemen:

This letter responds to the January 27, 2012, correspondence submitted by The Charles Schwab Corporation (the "Company") to the Securities Exchange Commission (the "SEC") relating to the shareholder proposal submitted to the Company by Norges Bank Investment Management ("NBIM"). The Company continues to seek omission of the sentence in NBIM's shareholder proposal (the "Proposal") containing the web site NBIM has created in support of the Proposal. For the reasons set forth below, the web site link is not excludable under Rule 14a-8(i)(3) or 14a-8(e)(2).

I. The Proposal is Not Excludable Under Rule 14a-8(i)(3) Because NBIM Controls and Has Provided the Full Content of the Referenced Web Site

Rule 14a-8(i)(3) permits a company to exclude shareholder proposals or statements that are "contrary to any of the Commission's proxy rules, including rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials." The Company fails to challenge anything in NBIM's intended web site as being materially false or misleading, and relies on Staff decisions that are inapplicable in this case. Moreover, the Company's reading of the Staff decisions it cites gives them an expansive reading never contemplated in the decisions themselves.

The Company relies on the Staff's determination in *AMR Corp.* (April 3, 2001) for the proposition that deletion of a web site address from a shareholder proposal is appropriate because it "may be materially false or misleading under rule 14a-9." The Company's argument on this point fails for several reasons. First, the Staff did not require omission of the subject web site address in *AMR Corp.*, but instead requested revision of the proposal to provide a more specific reference to the subject matter of the shareholder proposal. The shareholder proposal in *AMR*

Corp. sought the adoption of a company bylaw requiring independent directors on select board committees, and included reference to an "Independent Director Definition" set forth at the web site maintained by the Council of Institutional Investors ("CII") (www.cci.org). The Company argued, and the Staff agreed, that a more specific reference was needed in this case to direct shareholders to the particular definition of an "independent director" on the CII web site rather than to the home page itself. As a result, the Staff required the shareholder proponent to provide that more specific information, but did not require omission of the web site reference.

In addition, NBIM's web site is wholly unlike the web site at issue in *AMR Corp.* in that it is owned and maintained by NBIM itself, not a third-party such as CII. The entire content of the web site has been provided to the Company and the SEC, and the Company has failed to raise a single substantive objection to the information that will populate the web site. Moreover, NBIM will not make any amendment to the information on the provided web site before the Company's annual meeting. Given all this, the Company's argument based on *AMR Corp.* must be rejected.

Similarly, the Company's reliance on *FirstEnergy Corp.* (February 13, 2004) and *The Emerging Germany Fund, Inc.* (December 22, 1998) are equally misplaced. The Company cites *FirstEnergy* again for the idea that third-party web sites may be deleted from shareholder proposals, in this case because the content of such web sites "cannot be regulated and is subject to change at any time." As with *AMR Corp.*, however, the Staff's decision merely required more specific references than those originally included by the shareholder proponent, and did not require omission of any web site information. And in *Emerging Germany*, while the Staff agreed with the company's argument that a web site address may be omitted from a shareholder proposal, the reasons for its omission in *Emerging Germany* are inapplicable here. Specifically, the Staff allowed exclusion of the web site address in *Emerging Germany* because neither the company nor anyone else was assured of the truth or accuracy of the information on the referenced web site. There are no such concerns here, where NBIM has provided its intended web site in full, and the Company has failed to raise a single objection to any of the information that will be on the web site. Indeed, as indicated in our correspondence of January 20, 2012, NBIM's web site merely sets forth the Proposal itself and expands on NBIM's reasons for submitting the Proposal to the Company.

II. The Proposal is Not Excludable Under Rule 14a-8(e)(2) Because the Web Site Content is Not a Revision to the Proposal

The Company points to Staff Legal Bulletin 14F (October 18, 2011) ("SLB 14F"), Section D.2, in support of its contention that NBIM's provision of its intended web site is a revision to the Proposal itself, submitted after the deadline for shareholder proposals, which the Company is not required to accept, and is thus excludable under Rule 14a-8(e)(2). The Company's strained reading of SLB 14F is incorrect and in defiance of simple common sense. While Rule 14a-8(e)(2) permits companies to exclude shareholder proposals submitted less than 120 days before a company's proxy statement is released, the Company fails to cite a single authority for the unprecedented interpretation and application of SLB 14F and Rule 14a-8(e)(2) that it seeks here.

The Proposal makes reference to the web site address NBIM intends to use to post the Proposal and its more detailed reasons for having submitted it to the Company for a shareholder vote. The web site address was set forth in its entirety in the Proposal as originally submitted to the Company on November 22, 2011, and has not changed. The fact that the *contents* of the web site have now been finalized and provided to the Company does not support, under any reading of SLB 14F or the Staff decisions cited by the Company, a conclusion that reference to NBIM's web site may be excluded. NBIM has made no revision to the Proposal itself by finalizing its web site contents. Moreover, taken to its logical conclusion, the Company's interpretation would mean that any change to a third-party web site referenced in a shareholder proposal would constitute an amendment to the shareholder proposal itself, subjecting the entire shareholder proposal to exclusion. None of the decisions cited by the Company even remotely support this interpretation, and we are unaware of any authority upon which such an expansive reading may be based.

As we indicated in our January 20, 2012 letter, NBIM intends to post the contents of its web site supporting the Proposal "live" on the internet upon the Company's filing of its proxy materials with the SEC. This is being done in an effort to coordinate NBIM's campaign for proxy access with the release of the Company's full proxy material and to prevent having NBIM's web site create any possibility of confusion for shareholders should the Proposal and expanded supporting statement become publicly available before the Company's full proxy materials are available. To allow the Company to exclude the web site address from the Proposal set forth in its final proxy materials, when the Company does not have a single substantive objection to the information to be posted on the web site, would be an unprecedented and unsupportable result.

Conclusion

The Proposal seeks to amend the Company's bylaws to allow for reasonable proxy access for shareholders. NBIM believes it is important for shareholders to be able to effectively exercise their right to nominate candidates for the board of Directors in an effort to improve company performance and promote response corporate governance. Accordingly, NBIM respectfully requests that the Staff of the Division of Corporation Finance decline to concur in the Company's view that it may exclude the Proposal, or any portion thereof, under Rules 14a-8(i)(3) or 14a-8(e)(2). Please do not hesitate to contact me at 302.622.7065 should you have any questions concerning this matter or should you require additional information.

Sincerely,

Michael J. Barry

cc: Guro Heimly (by electronic mail)
R. Scott McMillen, Esq. (by electronic mail – Scott.McMillen@Schwab.com)

THE CHARLES SCHWAB CORPORATION
211 Main Street, San Francisco, CA 94105

January 27, 2012

By electronic transmission to shareholderproposals@sec.gov

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 Fifth Street, N.E.
Washington, D.C. 20549

RE: The Charles Schwab Corporation; Omission of Stockholder Proposal Under Securities and Exchange Commission Rule 14a-8; Proposal of Norges Bank

Ladies and Gentlemen:

This letter responds to the letter submitted by counsel for Norges Bank dated January 20, 2012 regarding the no-action request submitted by The Charles Schwab Corporation (the "Company") regarding the omission of the sentence in the stockholder proposal from Norges Bank (the "Proponent") containing a hyperlink that the Proponent intends to post after the Company files and delivers its definitive proxy materials.

When the Proponent submitted its shareholder proposal (the "Initial Proposal") to the Company, the web site referenced in the shareholder proposal was not operational. It still is not – a link to the website still indicates "page not found," as submitted in the Company's no-action request. This web site address may be excluded from the text of the proposal in the Company's proxy materials, because a substantive change in the content of the web site controlled by the Proponent after the proposal deadline constitutes an untimely revision of such proposal that the Company is not required to accept. The Proponent first provided in its letter of January 20, 2012 a copy of the information that it intends to post at that web site address. Information that is contained in websites that are linked to by shareholder proposals is subject to the proxy rules. Staff Legal Bulletin 14 (July 13, 2001). When a proponent includes a web site address within its supporting statement, the content of the referenced website accordingly forms an integral part of the proposal. See, e.g., *AMR Corp.* (avail. Apr. 3, 2001) (requiring a proponent to delete a reference to "www.cii.org" in a proposal recommending that the company adopt a certain standard of independence because "it may be materially false or misleading under rule 14a-9"), *FirstEnergy Corp.* (avail. Feb. 13, 2004) (requiring a proponent to delete references to third-party websites because the content thereof cannot be regulated and is subject to change at any time), *The Emerging Germany Fund, Inc.* (avail. Dec. 22, 1998) (determining that "[t]here is support for [the company's] view that the reference to the

Internet site in the supporting statement may undermine the proxy process requirements of Rule 14a-8. Therefore, the staff would not recommend action against the [company] if the [company] omits the reference to the Internet site in reliance upon Rule 14a-8(i)(3)").

The disclosure of information that the Proponent intends to post at the web site address listed in its shareholder proposal constitutes a revision of the Initial Proposal. The preview of such revisions were first received by the Company after the deadline for shareholder proposals, on January 20, 2012 and may be excluded under Rule 14a-8(e)(2). Staff Legal Bulletin 14F (Oct. 18, 2011), Section D.2 (stating that "[i]f a shareholder submits revisions to a proposal after the deadline for receiving proposals under Rule 14a-8(e), the company is not required to accept the revisions"). Given that the Proponent indicated its intent to post the revisions after the Company mails its definitive proxy materials, the Proponent could post additional materials that would also be incorporated in the Company's proxy statement, which could not be regulated and would be subject to change at any time.

If you have any questions or need additional information, please do not hesitate to contact the undersigned at (415) 667-1602.

Very truly yours,

R. Scott McMillen

R. Scott McMillen
Vice President and Associate General Counsel
(415) 667-1602
Scott.McMillen@Schwab.com

cc: Michael J. Barry, Esq., Grant & Eisenhofer, P.A. (mbarry@gelaw.com and overnight mail)

485 Lexington Avenue
New York, NY 10017
Tel: 646-722-8500 • Fax: 646-722-8501

Grant & Eisenhofer P.A.

123 Justison Street
Wilmington, DE 19801
Tel: 302-622-7000 • Fax: 302-622-7100

www.gelaw.com

1920 L Street, N.W., Suite 400
Washington, DC 20036
Tel: 202-386-9500 • Fax: 202-386-9505

Michael J. Barry
Director
Tel: 302-622-7065
mbarry@gelaw.com

January 20, 2012

VIA ELECTRONIC AND OVERNIGHT MAIL

Office of the Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Norges Bank Proxy Access Proposal Pursuant to Rule 14a-8

Ladies and Gentlemen:

This letter responds to the January 9, 2012, no-action request submitted by The Charles Schwab Corporation (the "Company") to the Securities Exchange Commission (the "SEC") relating to the shareholder proposal submitted to the Company by Norges Bank Investment Management ("NBIM"). A copy of this correspondence is being provided simultaneously to R. Scott McMillen at the Company. For the reasons set forth below, the Company's no-action request should be denied.

The only basis for the Company's no-action request is the fact that NBIM's referenced web site in its proxy access shareholder proposal is not currently operational. Attached is a copy of the information NBIM intends to post at the web site address listed in its shareholder proposal. This sets forth both the proxy access proposal submitted to the Company and expands on NBIM's reasons for submitting its proposal to the Company. NBIM intends to make the referenced web site "live" upon the Company's filing of its 2012 proxy statement with the SEC. From the January 9 no-action request, we understand that the Company anticipates filing its proxy statement on or about March 30, 2012. We believe the information NBIM intends to post on the web site moots the Company's no-action request. As a result, we request that the SEC deny the Company's no-action request in light of the information provided.

Please let me know if you have any questions concerning this matter.

Sincerely,

Michael J. Barry

Enclosure
cc: Guro Heimly (by electronic mail)
R. Scott McMillen, Esq. (by electronic mail – Scott.McMillen@Schwab.com)

Proxy Access: The Charles Schwab Corporation

Norges Bank Investment Management submitted the following shareholder proposal for inclusion in Charles Schwab Corporation's 2012 proxy statement:

The Corporation's Bylaws are hereby amended as follows:

The following shall be added as Section 2.11

Proxy Access:

The Corporation shall include in its proxy materials for a meeting of Stockholders at which any director is to be elected the name, together with the Disclosure and Statement (both defined below), of any person nominated for election to the Board of Directors by a Stockholder or group thereof that satisfied the requirements of this Section (the "Nominator"), and allow Stockholders to vote with respect to such nominee on the Corporation's proxy card. Each Nominator may designate nominees representing up to 25% of the total number of the Corporation's directors.

To be eligible to make a nomination, a Nominator must:

(a) have beneficially owned 1% or more of the Corporation's outstanding common stock (the "Required Shares") continuously for 1 year prior to the submission of its nomination, and shall represent that it intends to hold the Required Shares through the date of the meeting;

(b) provide written notice received by the Corporation's Secretary in the form required and within the time period specified in section 2.06(a)(ii)(A) of the bylaws containing: (i) with respect to the nominee, the information required under 2.06(a)(ii)(A) (the "Disclosure"); and (ii) with respect to the Nominator, proof of ownership of the Required Shares in satisfaction of SEC Rule 14a-8; and

(c) execute an undertaking that it agrees: (i) to assume all liability for any violation of law or regulation arising out of the Nominator's communications with Stockholders, including the Disclosure; and (ii) to the extent it uses soliciting material other than the Corporation's proxy materials, to comply with all laws and regulations relating thereto.

The Nominator shall have the option to furnish a statement, not to exceed 500 words, in support of each nominee's candidacy (the "Statement(s)"), at the time the Disclosure is submitted to the Corporation's Secretary. The board of directors shall adopt a procedure for timely resolving disputes over whether notice was timely given and whether the Disclosure and Statement(s) comply with this Section and the rules under the Exchange Act.

The following shall be added at the end of Section 3.03:

Notwithstanding the foregoing, the total number of directors elected at any meeting may include candidates nominated under the procedures set forth in Section 2.11 representing no more than 25% of the total number of the Corporation's directors.

Shareholders' right to nominate board candidates is a fundamental principle of good corporate governance and board accountability.

This proposal would enable shareholders to nominate candidates for election as directors, subject to reasonable limitations, including a 1% / 1 year holding requirement for nominators, permitting nominators to nominate no more than 25% of the company's directors, and providing that, in any election, candidates nominated by shareholders under this procedure can be elected to fill no more than 25% of the Board seats.

For more information see http://www.nbim.no/CharlesSchwabProxyAccessProposal

Please vote FOR this proposal.

A. Our Goal

Shareholders' right to nominate candidates for election to the board of directors is a fundamental principle of good corporate governance and board accountability. Norges Bank Investment Management (NBIM) proposes amending The Charles Schwab Corporation (the "Company" or "Schwab") bylaws in order to enable shareholders to nominate board candidates other than those selected by the Company itself. At the same time, we recognize the importance of shareholder nominations and board continuity. As a result, we have included important procedural requirements to help ensure appropriate use of the proposed procedures, and have structured our proposal to work incrementally within the Company's current bylaws to help promote responsive corporate governance and improved Company and Board performance.

B. Why the Proposed Amendments are Necessary

NBIM believes that Schwab's corporate governance practices are in need of improvement and that shareholder rights must be enhanced. The right of Schwab's shareholders to nominate directors is particularly important since the Company has not met our expectations with regard to key aspects of corporate governance and performance. Specific examples of instances and issues where Schwab's corporate governance practices are not in line with NBIM's expectations include the following:

- Schwab's shareholders cannot convene an extraordinary general meeting of shareholders; and
- Schwab's shareholders cannot act by written consent outside the general meeting of shareholders; and
- The Board is classified with directors serving three year terms. At the Company's 2011 annual meeting, a shareholder proposal seeking to eliminate the classification of the board received support from 69.5% of votes cast. The Company stated in its 2011 proxy material that it would evaluate the vote outcome and consider submitting its own proposal to declassify the board at the 2012 annual meeting. The Board has not yet announced such a proposal; and
- The Board has the ability to amend the Company's bylaws without shareholder approval, while a supermajority vote of 80% of outstanding shares is needed for shareholders to change the Company's bylaws; and
- Under the Company's Articles of Incorporation, the Board can issue shares of a new series of preferred stock with voting rights that can be used as a potential takeover defense in the event of an attempted corporate acquisition (sometimes referred to as "blank check preferred stock") without shareholder approval; and
- A supermajority vote of 80% of outstanding shares is needed to approve a merger.

NBIM's proxy access proposal is designed to allow shareholder nomination of board candidates with the goal of electing a more responsive Schwab Board.

C. How the Proposed Amendments Operate

NBIM's shareholder proposal asks that Schwab's proxy materials include nominees for election to the board of directors submitted by a shareholder, or group of shareholders, who satisfy the requirements set forth in the proposed bylaw. The current proposal is drafted to work within the framework of the Company's current bylaws. The shareholder(s) must have held 1% of the Company's outstanding common stock for 1 year prior to submitting the nomination. In addition, the shareholder(s) must submit the same nominee disclosure information currently required by the Company's bylaws for shareholder nominations. Any individual shareholder or shareholder group may designate nominees representing up to 25% of the total number of the Company's directors.

We propose the 1% / 1 year requirement to ensure substantial and stable shareholder interests support the candidates for board election, and yet open the possibility for qualified shareholders to make use of proxy access rights. One percent of Schwab's common stock was valued at approximately $143 million as of December 31, 2011 and is therefore a substantial capital investment. These thresholds are intended to avoid inappropriate use of proxy access rights.

A shareholder nominated candidate will be elected if he or she receives more votes than at least one of the Board's candidates, subject to a limitation that no more than 25% of the Board seats can be filled by shareholder nominees in any election. These limitations are designed to give shareholder candidates a material influence on the Board, but will not result in a disruptive change of control of the Board.

A practical example of how the board nomination and election process would work under the current proposal is as follows. The example is provided for illustrative purposes only and is not intended to represent the Company's current proxy statement with respect to electing directors:

1. <u>Hypothetical Overview of Board / Nominees</u>

- Schwab's Board has 10 seats.
- Any shareholder may nominate directors up to 25% of the board seats. With 10 seats, this is a maximum of 2 nominees per shareholder or shareholder group.
- In this hypothetical year the Company nominates 4 candidates (the board is classified).
- Two shareholders or groups nominate 2 candidates each.
- The company's ballot will include 8 nominees, consisting of the 4 company nominees and the 4 shareholder nominees.
- Each shareholder may vote FOR a maximum of 4 candidates and against as many candidates it wants.

2. <u>Example Vote Outcomes Based on Above Nominations</u>

- If one shareholder nominee receives more votes than the company nominee receiving the fewest votes, then that shareholder nominee would be elected to the board along with the other 3 company nominees.
- If 2 shareholder nominees receive more votes than the company nominees receiving the fewest votes, then those 2 shareholder nominees would be elected to the board along with the 2 company nominees who received greater shareholder support.

- HOWEVER, if 3 or more shareholder nominees receive more votes than certain of the candidates nominated by the company, the 25% cap is triggered and ONLY the 2 shareholder nominees receiving the greatest number of votes would be elected to the board. The resulting board, therefore, would consist of the 2 shareholder nominated candidates who received the greatest number of votes, the 2 company nominated candidates who received the greatest number of votes, and the 6 remaining board members not up for election this hypothetical year.

D. Conclusion

NBIM questions the effectiveness of Schwab's corporate governance systems and the independence of the board's decision making process in serving the shareholders' interests. In order for shareholders to have a greater opportunity to remedy these governance weaknesses, we urge shareholders to vote FOR this proposal.

THE CHARLES SCHWAB CORPORATION
211 Main Street, San Francisco, CA 94105

January 9, 2012

By electronic transmission to shareholderproposals@sec.gov

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 Fifth Street, N.E.
Washington, D.C. 20549

RE: The Charles Schwab Corporation; Omission of Stockholder Proposal Under Securities and Exchange Commission Rule 14a-8; Proposal of Norges Bank

Ladies and Gentlemen:

This letter respectfully requests that the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") advise The Charles Schwab Corporation, a Delaware corporation (the "Company"), that it will not recommend any enforcement action to the Commission if the Company omits from its proxy statement and proxy to be filed and distributed in connection with its 2012 annual meeting of stockholders (the "Proxy Materials") the sentence from the proposal (the "Proposal") from Norges Bank (the "Proponent") that contains a link to a website address that is "not found."

In accordance with Staff Legal Bulletin No. 14D (November 7, 2008), the Company is submitting electronically: (1) this letter, which outlines the Company's reasons for excluding the indicated portions of the Proposal from the Proxy Materials, (2) the Proponent's initial letter, dated November 22, 2011, submitted by counsel setting forth the proposal as initially submitted, and (3) a subsequent letter from Proponent's counsel, dated December 7, 2011, submitting an amended proposal. Both the initial proposal and the amended proposal are attached as Exhibit A. A copy of this letter is contemporaneously being sent by electronic transmission and overnight mail to Proponent's counsel. The Company anticipates that its Proxy Materials will be finalized for typesetting and printing on or about March 15, 2012 and ready for filing with the Commission on or about March 30, 2012. We respectfully request that the Staff, to the extent possible, advise the Company with respect to the Proposal consistent with this timing.

In general, the Proposal seeks to amend the Company's bylaws to permit stockholders meeting a certain ownership threshold to nominate candidates for director for inclusion in the Company's proxy statement. As part of its supporting statement, the Proposal states:

"For more information see http://www.nbim.no/CharlesSchwabProxyAccessProposal."

Entering this uniform resource locator, or URL, into an internet browser leads to a "page was not found" error message, a screenshot of which is included as Exhibit B to this letter.

For the reasons set forth below, the Company respectfully requests the Staff's concurrence that the Company may omit the sentence above that refers to the URL from the Proposal in the Proxy Materials pursuant to Rule 14a-8(i)(3) because it is false and misleading.

DISCUSSION

Because the supporting statement contains a reference to a URL that is not found, such statement is inherently false and misleading under the proxy rules and may be omitted from the Proposal.

In Staff Legal Bulletin No. 14 (July 13, 2001) ("SLB 14"), the Staff explained that, under certain circumstances, a proposal's reference to a website address may be excluded under Rule 14a-8(i)(3) because it constitutes a statement that is "false or misleading, irrelevant to the subject matter of the proposal or otherwise in contravention of the proxy rules." Since SLB 14 was first published, the Staff has concurred with several companies that unless such a misleading reference is remedied by the proponent, the company may exclude such language from its proxy materials. In several instances, proponents have referred generally to a website for additional information or to a broken link and the Staff has agreed that, without the citation of a specific URL whose content speaks directly to the merits of the proposal, the reference must be omitted. See, e.g., Honeywell Int'l Inc. (avail. January 15, 2003) (omitting reference to website home page); AMR Corporation (avail. April 3, 2002) (omitting reference to an incorrectly cited website); Sabre Holdings Corp. (avail. March 18, 2002) (omitting references to various URLs unless replaced by "an accurate citation to a specific source"). In the instant Proposal, the language in the Proposal quoted above indicates that additional supporting information is available to the reader at the indicated URL, which, as of the date of this letter, continues to be broken. As in the no-action letters cited above, the fact that the website does not contain any specific information regarding the merits of the Proposal is inherently false and misleading to the Company's stockholders and must be omitted from the Proxy Materials.

Under the no-action letters referred to above, the deficiency cannot be remedied by amending the Proposal merely to refer to the Proponent's home page. In addition, because the contents of websites are dynamic, the Proponent could upload content to the broken URL after the Company's no-action request filing deadline under Rule 14a-8 to include statements that are false or misleading or irrelevant to the subject matter of the proposal. The Company notes that at least one other issuer has received a similar proposal from Proponent and is facing the same issue of a broken URL. Wells Fargo & Company (filed December 28, 2011). The Company's discussions with Proponent's counsel have not resulted in a fix to the broken link prior to the filing of this letter.

CONCLUSION

For the reasons set forth above, the Company respectfully requests that the Staff confirm that it will not recommend any enforcement action to the Commission if the Company omits offending language from the Proposal in its Proxy Materials if the Proponent fails to agree to amend its Proposal to omit the reference to the website.

If you have any questions or need additional information, please do not hesitate to contact the undersigned at (415) 667-1602.

Very truly yours,

R. Scott McMillen

R. Scott McMillen
Vice President and Associate General Counsel
(415) 667-1602
Scott.McMillen@Schwab.com

Exhibit A: Norges Bank Proposal
Exhibit B: Screen Print of Referenced Website

cc: Michael J. Barry, Esq., Grant & Eisenhofer, P.A. (mbarry@gelaw.com and overnight mail)

EXHIBIT A

NORGES BANK PROPOSAL

485 Lexington Avenue
New York, NY 10017
Tel: 646-722-8500 • Fax: 646-722-8501

Grant & Eisenhofer P.A.
Chase Manhattan Centre
1201 North Market Street
Wilmington, DE 19801
Tel: 302-622-7000 • Fax: 302-622-7100
www.gelaw.com

1920 L Street, N.W., Suite 400
Washington, DC 20036
Tel: 202-783-6091 • Fax: 202-350-5908

Michael J. Barry
Director
Tel: 302-622-7065
mbarry@gelaw.com

November 22, 2011

VIA FAX AND OVERNIGHT MAIL

Carrie E. Dwyer
Executive Vice President, General Counsel
and Corporate Secretary
211 Main Street
San Francisco, CA 94105

Re: Shareholder Proposal Pursuant to Rule 14a-8

Dear Ms. Dwyer:

Pursuant to SEC Rule 14a-8, enclosed is a shareholder proposal (the "Proposal) submitted by Norges Bank, the central bank for the Government of Norway, for inclusion in the proxy materials to be provided by Charles Schwab Corporation (the "Company") to the Company's shareholders and to be presented at the Company's 2012 annual meeting for a shareholder vote. Also enclosed is a power of attorney ("POA") from Norges Bank Investment Management ("NBIM"), a division of Norges Bank with authority to submit proposals on behalf of Norges Bank, authorizing me to act for Norges Bank for purposes of the submission of and communications regarding the Proposal.

Norges Bank is the owner of over $2,000 in market value of common stock of the Company and has held such stock continuously for more than 1 year as of today's date. Norges Bank intends to continue to hold these securities through the date of the Company's 2012 annual meeting of shareholders. The required certification of Norges Bank's ownership from the record owner will be forthcoming.

Please let me know if you would like to discuss the Proposal or if you have any questions.

Sincerely,

Michael J. Barry

MJB/rm
Enclosures

The Corporation's Bylaws are hereby amended as follows:

The following shall be added as Section 2.11

Proxy Access:

The Corporation shall include in its proxy materials for a meeting of Stockholders at which any director is to be elected the name, together with the Disclosure and Statement (both defined below), of any person nominated for election to the Board of Directors by a Stockholder or group thereof that satisfied the requirements of this Section (the "Nominator"), and allow Stockholders to vote with respect to such nominee on the Corporation's proxy card. Each Nominator may designate nominees representing up to 25% of the total number of the Corporation's directors.

To be eligible to make a nomination, a Nominator must:

(a) have beneficially owned 1% or more of the Corporation's outstanding common stock (the "Required Shares") continuously for 1 year prior to the submission of its nomination, and shall represent that it intends to hold the Required Shares through the date of the meeting;

(b) provide written notice received by the Corporation's Secretary in the form required and within the time period specified in section 2.06(a)(ii)(A) of the bylaws containing: (i) with respect to the nominee, the information required under 2.06(a)(ii)(A) (the "Disclosure"); and (ii) with respect to the Nominator, proof of ownership of the Required Shares in satisfaction of SEC Rule 14a-8; and

(c) execute an undertaking that it agrees: (i) to assume all liability for any violation of law or regulation arising out of the Nominator's communications with Stockholders, including the Disclosure; and (ii) to the extent it uses soliciting material other than the Corporation's proxy materials, to comply with all laws and regulations relating thereto.

The Nominator shall have the option to furnish a statement, not to exceed 500 words, in support of each nominee's candidacy (the "Statement(s)"), at the time the Disclosure is submitted to the Corporation's Secretary. The board of directors shall adopt a procedure for timely resolving disputes over whether notice was timely given and whether the Disclosure and Statement(s) comply with this Section and the rules under the Exchange Act.

The following shall be added at the end of Section 3.03:

Notwithstanding the foregoing, the total number of directors elected at any meeting may include candidates nominated under the procedures set forth in Section 2.11 representing no more than 25% of the total number of the Corporation's directors.

SUPPORTING STATEMENT:

The right of shareholders to nominate board candidates is a fundamental principle of good corporate governance and board accountability.

This proposal would implement a procedure by which shareholders can nominate candidates for election as directors, subject to reasonable limitations. These limitations include a 1% / 1 year holding requirement for nominators, permit nominators to nominate no more than 25% of the company's directors, and provide that, in any election, candidates nominated by shareholders under this procedure can be elected to fill no more than 25% of the Board seats.

More information is available at
http://www.nbim.no/CharlesSchwabProxyAccessProposal

We urge shareholders to vote FOR this proposal.

G&E
Grant & Eisenhofer P.A.

485 Lexington Avenue
New York, NY 10017
Tel: 646-722-8500 • Fax: 646-722-8501

123 Justison Street
Wilmington, DE 19801
Tel: 302-622-7000 • Fax: 302-622-7100

www.gelaw.com

1920 L Street, N.W., Suite 400
Washington, DC 20036
Tel: 202-386-9500 • Fax: 202-386-9505

Michael J. Barry
Director
Tel: 302-622-7065
mbarry@gelaw.com

December 7, 2011

VIA ELECTRONIC AND OVERNIGHT MAIL

Carrie E. Dwyer
Executive Vice President, General Counsel
and Corporate Secretary
Charles Schwab Corporation
211 Main Street
San Francisco, CA 94105

Re: Shareholder Proposal Pursuant to Rule 14a-8

Dear Ms. Dwyer:

Enclosed is a slightly amended version of the proposal submitted to Charles Schwab Corporation by Norges Bank on November 22, 2011 (the "Proposal"). The attached minor amendment makes some technical non-substantive changes to avoid any potential questions regarding the total number of words in the Proposal. For your reference, also attached is a redline showing the minor changes.

This technical amendment does not make any substantive changes to the Proposal, and is a technical revision of the Proposal as submitted on November 22, 2011. In particular, these technical revisions are of the type noted by the SEC in Staff Legal Bulletin 14 and 14B as being "minor in nature and ... not alter[ing] the substance of the proposal," and that are routinely allowed. If you disagree, please let me know immediately.

Thank you for your attention to this matter.

Sincerely,

Michael J. Barry

MJB/rm
Enclosures

The Corporation's Bylaws are hereby amended as follows:

The following shall be added as Section 2.11

Proxy Access:

The Corporation shall include in its proxy materials for a meeting of Stockholders at which any director is to be elected the name, together with the Disclosure and Statement (both defined below), of any person nominated for election to the Board of Directors by a Stockholder or group thereof that satisfied the requirements of this Section (the "Nominator"), and allow Stockholders to vote with respect to such nominee on the Corporation's proxy card. Each Nominator may designate nominees representing up to 25% of the total number of the Corporation's directors.

To be eligible to make a nomination, a Nominator must:

(a) have beneficially owned 1% or more of the Corporation's outstanding common stock (the "Required Shares") continuously for 1 year prior to the submission of its nomination, and shall represent that it intends to hold the Required Shares through the date of the meeting;

(b) provide written notice received by the Corporation's Secretary in the form required and within the time period specified in section 2.06(a)(ii)(A) of the bylaws containing: (i) with respect to the nominee, the information required under 2.06(a)(ii)(A) (the "Disclosure"); and (ii) with respect to the Nominator, proof of ownership of the Required Shares in satisfaction of SEC Rule 14a-8; and

(c) execute an undertaking that it agrees: (i) to assume all liability for any violation of law or regulation arising out of the Nominator's communications with Stockholders, including the Disclosure; and (ii) to the extent it uses soliciting material other than the Corporation's proxy materials, to comply with all laws and regulations relating thereto.

The Nominator shall have the option to furnish a statement, not to exceed 500 words, in support of each nominee's candidacy (the "Statement(s)"), at the time the Disclosure is submitted to the Corporation's Secretary. The board of directors shall adopt a procedure for timely resolving disputes over whether notice was timely given and whether the Disclosure and Statement(s) comply with this Section and the rules under the Exchange Act.

The following shall be added at the end of Section 3.03:

> Notwithstanding the foregoing, the total number of directors elected at any meeting may include candidates nominated under the procedures set forth in Section 2.11 representing no more than 25% of the total number of the Corporation's directors.

Shareholders' right to nominate board candidates is a fundamental principle of good corporate governance and board accountability.

This proposal would enable shareholders to nominate candidates for election as directors, subject to reasonable limitations, including a 1% / 1 year holding requirement for nominators, permitting nominators to nominate no more than 25% of the company's directors, and providing that, in any election, candidates nominated by shareholders under this procedure can be elected to fill no more than 25% of the Board seats.

For more information see http://www.nbim.no/CharlesSchwabProxyAccessProposal

Please vote FOR this proposal.

The Corporation's Bylaws are hereby amended as follows:

The following shall be added as Section 2.11

Proxy Access:

The Corporation shall include in its proxy materials for a meeting of Stockholders at which any director is to be elected the name, together with the Disclosure and Statement (both defined below), of any person nominated for election to the Board of Directors by a Stockholder or group thereof that satisfied the requirements of this Section (the "Nominator"), and allow Stockholders to vote with respect to such nominee on the Corporation's proxy card. Each Nominator may designate nominees representing up to 25% of the total number of the Corporation's directors.

To be eligible to make a nomination, a Nominator must:

(a) have beneficially owned 1% or more of the Corporation's outstanding common stock (the "Required Shares") continuously for 1 year prior to the submission of its nomination, and shall represent that it intends to hold the Required Shares through the date of the meeting;

(b) provide written notice received by the Corporation's Secretary in the form required and within the time period specified in section 2.06(a)(ii)(A) of the bylaws containing: (i) with respect to the nominee, the information required under 2.06(a)(ii)(A) (the "Disclosure"); and (ii) with respect to the Nominator, proof of ownership of the Required Shares in satisfaction of SEC Rule 14a-8; and

(c) execute an undertaking that it agrees: (i) to assume all liability for any violation of law or regulation arising out of the Nominator's communications with Stockholders, including the Disclosure; and (ii) to the extent it uses soliciting material other than the Corporation's proxy materials, to comply with all laws and regulations relating thereto.

The Nominator shall have the option to furnish a statement, not to exceed 500 words, in support of each nominee's candidacy (the "Statement(s)"), at the time the Disclosure is submitted to the Corporation's Secretary. The board of directors shall adopt a procedure for timely resolving disputes over whether notice was timely given and whether the Disclosure and Statement(s) comply with this Section and the rules under the Exchange Act.

The following shall be added at the end of Section 3.03:

Notwithstanding the foregoing, the total number of directors elected at any meeting may include candidates nominated under the procedures set forth in Section 2.11 representing no more than 25% of the total number of the Corporation's directors.

Shareholders' right to nominate board candidates is a fundamental principle of good corporate governance and board accountability.

This proposal would enable shareholders to nominate candidates for election as directors, subject to reasonable limitations, including a 1% / 1 year holding requirement for nominators, permitting nominators to nominate no more than 25% of the company's directors, and providing that, in any election, candidates nominated by shareholders under this procedure can be elected to fill no more than 25% of the Board seats.

For more information see http://www.nbim.no/CharlesSchwabProxyAccessProposal

Please vote FOR this proposal.

Deleted: SUPPORTING STATEMENT¶

Deleted: The right of s

Deleted: implement a procedure by which

Deleted: can

Deleted: ,

Deleted: These limitations

Deleted: e

Deleted: e

Deleted: M

Deleted: is available at

Deleted: We urge shareholders to

EXHIBIT B

SCREEN PRINT OF REFERENCED WEBSITE

NBIM
Norges Bank Investment Management

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